UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of June 2006

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

Lisbon, June 2nd 2006

Reuters: Bloomberg:	EDPP.IN /EDP.N EDP PL /EDP US	EDP’s BY-LAWS

According to paragraph 3 of article 249 of the Portuguese Securities Code and paragraph j) of article 3 of the Portuguese Securities Market Commission’s Regulation no. 4/2004, EDP – Energias de Portugal, S.A. (“EDP”) hereby informs the following:

On May 12th, EDP executed a public deed to amend its articles of association, according to the resolutions approved at the Annual General Shareholders Meeting held on March 30th, which amended paragraph 2 of article 4 and added paragraphs 3 and 4 to this same article, as well as amended paragraphs 3 and 4 of article 12 and added a paragraph 10 to this article.

It was also required the registration of the abovementioned amendments with the Commercial Registry Office and an updated version of EDP’s By-Laws is already available on our web site, at www.edp.pt.

EDP – Energias de Portugal, S.A.

INVESTOR RELATIONS DEPARTMENT Pedro Pires, Head of IR Gonçalo Santos Elisabete Ferreira Cristina Requicha Rui Antunes Ricardo Farinha
Phone Fax: Email:	+351 210012834 +351 210012899 ir@edp.pt

EDP – Energias de Portugal, S.A.     Listed Company     Head Office: Praça Marquês de Pombal, 12     1250-162 Lisboa     Portugal

Share Capital € 3 656 537 715     Registered with the Commercial Registry Office of Lisbon under no. 1805     Company Tax Number 500 697 256

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 10, 2006

EDP- Energias de Portugal, S.A.

By:	/s/ António Luís Guerra Nunes Mexia
Name:	António Luís Guerra Nunes Mexia
Title:	Chief Executive Officer